EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(Restated)
	(Dollars in thousands)

Earnings
Net income	$438,349	$462,006	$435,481	$417,406	$471,058
Add:
Provision for income taxes(a)	235,834	206,101	196,683	204,061	234,900
Fixed charges	1,172,434	990,917	981,306	949,985	933,861
Less:
Capitalized interest	54,097	48,390	49,679	58,274	58,845

Earnings as adjusted (A)	$1,792,520	$1,610,634	$1,563,791	$1,513,178	$1,580,974

Preferred dividend requirements	$4,650	$3,826	$3,891	$19,645	$14,624
Ratio of income before provision for income taxes to net income	154%	145%	145%	149%	150%

Preferred dividend factor on pretax basis	7,161	5,548	5,642	29,271	21,936

Fixed charges
Interest expense	1,118,337	942,527	919,961	866,853	820,646
Capitalized interest	54,097	48,390	49,679	58,274	58,845
Interest factor of rents	—	—	11,666	24,858	54,370

Fixed charges as adjusted (B)	1,172,434	990,917	981,306	949,985	933,861

Fixed charges and preferred stock dividends (C)	1,179,595	$996,465	$986,948	$979,256	$955,797

Ratio of earnings to fixed charges ((A) divided by (B))	1.53x	1.63x	1.59x	1.59x	1.69x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.52x	1.62x	1.58x	1.55x	1.65x

(a)	2001 and 2003 include income taxes related to cumulative effect of accounting change.

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